VENECREDIT SECURITIES, INC.
Member SIPC / NASD

March 2, 2020

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Reference: Annual Audit Fiscal Year 2019
                   Venecredit Credit Securities, Inc. (8-53425 / 114419)

Dear Sirs,

Please see attached the firm's Independent Auditor Report, per U.S. Securities and Exchange Act Rule 17a-5 which are being provided to the Commission no more than 60 calendar days following the firm's fiscal year end December 31, 2019.

Also please note, you will find the notarized front cover form X-17A-5 Part III Oath of Affirmation where the documents included in the firm's Annual Audit Report are listed.

If more information is needed please let us know.

Thank you for your very kind attention,



_____
George F. Valle, CCO/FINOP

Cc.   Alvaro Frias, CEO